

Investor and Media Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces Fourth Quarter and Year-End 2003 Results

($ millions)	Q4 2003	Q3 2003	Q4 2002	12M 2003	12M 2002
Total Revenues	$28.1	$30.3	$48.3	$134.6	$164.1
Net Income (Loss)	($9.8)	($4.3)	$3.2	($15.3)	$2.0
Earnings (Loss) Per Share (diluted)	($0.27)	($0.12)	$0.09	($0.42)	$0.06
Cash, Cash Equivalents & Short-Term Investments	$34.7	$61.3	$57.3	$34.7	$57.3
Total DS-0 Equivalent Lines in Service	428,192	425,070	327,021	428,192	327,021
Minutes of Use (billions)	11.1	11.2	8.5	41.7	32.1

- *Revenue and net income decline primarily due to lower reciprocal compensation rates and withheld reciprocal compensation revenues*
- *Lines increased by 31% and minutes of use increased by 30% year-over-year*
- *Cash utilized to repurchase $59.0 million par value of our 13.5% Senior Notes*
- *Attracted a $40.0 million capital investment in what remains a very difficult funding environment*

Stockton, CA – February 19, 2004 – Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of broadband communications services to service providers (SPs) and small and medium-sized enterprises (SMEs) in the western U.S., today announced its results for the fourth quarter and year ended December 31, 2003.

Pac-West's total revenues for the fourth quarter 2003 were $28.1 million, a 7.3% decrease from revenues of $30.3 million in the third quarter of 2003, and a 41.8% decrease from revenues of $48.3 million in the fourth quarter of 2002. Fiscal 2003 revenues of $134.6 million represented an 18.0% decrease from revenues of $164.1 million for fiscal 2002.

Net loss for the fourth quarter of 2003 was $9.8 million, compared to a net loss of $4.3 million for the third quarter of 2003, and net income of $3.2 million for the fourth quarter of 2002. Annual net loss was $15.3 million for 2003, compared to net income of $2.0 million for 2002.

Total DS-0 equivalent lines in service, which include wholesale and on-network retail DS-0 line equivalents, were 428,192 at the end of 2003, essentially unchanged from 425,070 lines at the end of the third quarter of 2003, and a 30.9% year-over-year increase from 327,021 lines at the end of fiscal 2002.

Total minutes of use were 11.1 billion in the fourth quarter of 2003, essentially unchanged from 11.2 billion minutes in the third quarter of 2003, and a 30.6% increase from 8.5 billion minutes for the fourth quarter of 2002. Total minutes of use for the fiscal year 2003 were 41.7 billion, a 29.9% increase from 32.1 billion minutes of use for fiscal 2002.

Hank Carabelli, Pac-West's President and CEO, commented, "In 2003, we achieved our second consecutive year of greater than 30% growth in lines in service while maintaining greater than 92% customer line retention rates and reducing total operating expenses. We believe that these levels of growth and customer loyalty are the result of providing businesses with reliable, cost-effective Five-Star Customer Service. Despite what we believe to be inappropriate withholding of reciprocal compensation payments by the ILECs in the latter half of the year, we believe our financial performance was very strong. We continue to fight what we believe are anti-competitive actions by the ILECs, and are disputing these withheld reciprocal compensation payments. Our successful debt restructuring and strategic capital raising efforts resulted in Pac-West emerging from 2003 a fundamentally different company."

Carabelli continued, "Our announced acquisition of the assets of Sentient Group signals our entry into an exciting new business opportunity, voice over Internet protocol (VoIP) targeted to medium and large-sized enterprises. This is the natural next step for Pac-West, leveraging our experience, network, and reputation to offer our services to more business customers within California and Nevada. We are looking forward to renewed growth and interest in our sector, propelled by a rebounding economy, exciting new technologies, industry consolidation, and a resurgence in communications-related spending by businesses."

Ravi Brar, Pac-West's CFO, added, "In 2003, we made significant progress in our efforts to rebalance our capital structure. In particular, we retired $59.0 million of our 13.5% Senior Notes, utilizing a portion of our cash position as well as a $40.0 million capital investment raised during what remains a very difficult funding environment. Our fourth quarter financial performance included $3.7 million loss associated with successfully completing these initiatives. These efforts are expected to reduce our annual cash interest payments, enhancing cash flow to facilitate growth and defend any further anti-competitive actions by ILECs."

Revenues

Pac-West's total revenues for the fourth quarter 2003 were $28.1 million, a 7.3% decrease from revenues of $30.3 million in the third quarter of 2003, and a 41.8% decrease from revenues of $48.3 million in the fourth quarter of 2002. Fiscal 2003 revenues of $134.6 million represented an 18.0% decrease from revenues of $164.1 million for fiscal 2002. Both fourth quarter, and full year 2003 revenues were impacted by reciprocal compensation reductions resulting from lower per minute reciprocal compensation rates paid by ILECs and the withholding of reciprocal compensation payments by Verizon for the final five months of 2003 as well as by SBC for approximately one month of the fourth quarter as well as settlements received for reciprocal compensation revenues withheld from previous periods. Fourth quarter 2003 reciprocal compensation revenues declined by $1.7 million from the previous quarter, and full year 2003 reciprocal compensation revenues declined by $32.8 million from the previous year, as a result of lower per minute reciprocal compensation rates paid by ILECs, lower previously withheld reciprocal compensation, and withholdings by ILECs.

Total revenues for the fourth quarter of 2002 were inclusive of the receipt of a previously announced $15.8 million settlement from SBC California for revenues withheld from previous periods. Excluding this settlement, Pac-West's total revenues for the fourth quarter 2003 decreased 13.5% from fourth quarter 2002.

Total revenues for the full year 2002 included $20.6 million in previously announced settlements from various parties for revenues withheld from previous periods. Total revenues for the full year 2003 included $5.7 million in previously announced settlements from various parties for revenues withheld from previous periods. Excluding these settlements, Pac-West's total revenues for 2003 decreased by 10.2% from total revenues in 2002.

As previously announced, both Verizon and SBC have attempted to adopt the Federal Communications Commission's (FCC) Intercarrier ISP Compensation Order. In particular, the FCC Order introduced a series of declining reciprocal compensation pricing tiers for minutes of use, at rates starting below the rates previously negotiated in our interconnection agreements with both carriers. The lowest pricing tier specified by the order went into effect on June 15, 2003, which will remain in effect until such time that a replacement FCC Order may be introduced.

Additionally, the FCC Order introduced artificial annual growth limits on compensable minutes of use subject to reciprocal compensation based on the composition and balance of traffic between carriers. Based on their interpretations of the growth cap formula, Verizon commenced withholding reciprocal compensation payments to us during July 2003 for the remainder of 2003, and SBC commenced withholding in December 2003. ILECs that withheld reciprocal compensation payments for 2003 based on their interpretation of the FCC Order may also withhold reciprocal compensation payments in 2004 and beyond pending resolution of this issue. Pac-West is disputing these withheld reciprocal compensation revenues and has challenged the legality of the growth caps as well as Verizon's and SBC's implementation of the FCC Order. There are no assurances that we will ever receive any disputed past or future reciprocal compensation payments.

Expenses

Network expenses were $9.8 million in the fourth quarter of 2003, an increase of 11.4% from $8.8 million in the third quarter of 2003, but a decrease of 26.3% from $13.3 million in the fourth quarter of 2002. Annual network expenses of $36.3 million in 2003 decreased by 32.1% from annual network expenses of $53.5 million for 2002.

Network expenses for the fourth quarter of 2003 were inclusive of $0.2 million in negotiated supplier credits recognized during the period. Similarly, network expenses for the third quarter of 2003 were inclusive of $2.0 million of supplier credits, and network expenses for the fourth quarter of 2002 were inclusive of no negotiated supplier credits for the period. These supplier credits are a result of the resolution of disputes with suppliers, and there can be no assurance that we will continue to receive supplier credits in the future. Excluding these supplier credits, and others received during the year, annual network expenses for 2003 were $44.1 million, a 17.6% decrease from network expenses of $53.5 million for 2002 resulting primarily from network optimization efforts including improved utilization of our IRU assets.

Selling, general and administrative (SG&A) expenses were $14.6 million in the fourth quarter of 2003, a decrease of 3.9% from $15.2 million in the third quarter of 2003, and a 2.8% increase from $14.2 million in the fourth quarter of 2002. Annual SG&A expenses of $59.2 million in 2003 decreased by 1.5% from $60.1 million in annual SG&A expenses in 2002.

Net Income (Loss)

Net loss for the fourth quarter of 2003 was $9.8 million, compared to a net loss of $4.3 million for the third quarter of 2003, and net income of $3.2 million for the fourth quarter of 2002. Annual net loss was $15.3 million for 2003, compared to net income of $2.0 million for 2002.

Diluted net loss per share (EPS) for the fourth quarter of 2003 was $0.27, as compared to a net loss of $0.12 in the third quarter of 2003, and net income of $0.09 in the fourth quarter of 2002. Diluted net loss for fiscal 2003 was $0.42 per diluted share, as compared to net income of $0.06 per diluted share in fiscal 2002.

A loss on redemption of bonds of $3.7 million was recognized in 2003 relating to a completed tender offer to retire $59.0 million principal amount of Senior Notes. These actions follow a gain on redemption of bonds of $33.8 million recognized in 2002 relating to purchases undertaken to retire $54.9 million principal amount of Senior Notes at a significant discount from face value.

EBITDA

EBITDA (earnings before interest, net, income taxes, depreciation and amortization) for the fourth quarter of 2003 was $0.0 million, a 100.0% decrease from EBITDA of $6.3 million for the third quarter of 2003, and a 100.0% decrease from $19.0 million in the fourth quarter of 2002. For the year ended December 31, 2003, the Company's EBITDA was $35.3 million, a decrease of $23.6 million from $58.9 million for 2002. EBITDA for the fourth quarter of 2003, and fiscal 2003, were impacted by the previously announced reciprocal compensation reductions resulting from lower per minute reciprocal compensation rates paid by ILECs and the withholding of reciprocal compensation payments by Verizon for the final five months of 2003 as well as by SBC for approximately one month in the fourth quarter of 2003, as well as previously announced settlements and losses on redemption of bonds.

The reconciliation of EBITDA to operating cash flow for the periods presented is:

($millions)	Q4 2003	Q3 2003	Q4 2002	12M 2003	12M 2002
EBITDA	$0.0	$6.3	$19.0	$35.3	$58.9
Net (gain) loss on bond repurchase	3.7	-	(7.1)	3.7	(33.8)
Non-cash restructuring charges	-	-	-	-	3.4
Impairment of assets and goodwill	-	-	9.5	-	16.6
Changes in operating assets and liabilities	(0.1)	6.8	3.2	(8.3)	13.5
Interest expense, net	(3.5)	(3.1)	(3.4)	(13.0)	(15.8)
Allowance for doubtful accounts receivable	0.2	-	(0.6)	0.2	1.0
Amortization of deferred financing costs	0.1	0.1	0.1	0.4	0.7
Amortization of deferred stock compensation	-	-	-	0.1	0.1
Operating Cash Flow	$0.4	$10.1	$20.7	$18.4	$44.6

Liquidity

As of December 31, 2003, the Company had cash and short-term investments totaling $34.7 million, a decrease of $26.6 million from $61.3 million in cash at the end of the third quarter of 2003. For the year, cash and short-term investments decreased $22.6 million from $57.3 million as of December 31, 2002.

Cash was utilized in 2003 for capital expenditures as well as to retire approximately $59.0 million of the formerly $95.1 million of outstanding 13.5% Senior Notes via a tender offer completed on December 18, 2003. This transaction was partially funded via a $40.0 million loan at three-month LIBOR plus 0.50%, which is currently less than 2.0%, from Deutsche Bank. These actions follow efforts in 2002 to retire approximately $54.9 million of the original $150.0 million outstanding Senior Notes through a combination of open market purchases as well as a cash tender offer. Over the course of the last two years, these efforts have reduced our total long-term debt to approximately $54.5 million from $150.0 million, and will reduce annual cash interest payments on our Senior Notes to $4.9 million from $20.3 million. Pac-West continues to review its debt obligations and is considering various alternatives to reducing its outstanding obligations and borrowing costs.

Lines in Service and Minutes of Use

Retail on-network DS-0 equivalent lines were 65,028 in the fourth quarter of 2003, a 3.4% sequential increase from 62,916 lines at the end of the third quarter of 2003, and a 19.6% year-over-year increase from 54,385 lines at the end of the fourth quarter of 2002.

Wholesale DS-0 equivalent lines remained relatively unchanged at 363,164 in the fourth quarter of 2003, compared to 362,154 lines at the end of the third quarter of 2003, and a 33.2% year-over-year increase from 272,636 lines at the end of the fourth quarter of 2002.

Total DS-0 equivalent lines in service, which include wholesale and on-network retail DS-0 line equivalents, were 428,192 in the fourth quarter of 2003, essentially unchanged from 425,070 lines at the end of the third quarter of 2003, and a 30.9% year-over-year increase from 327,021 lines at the end of the fourth quarter of 2002.

Total minutes of use were 11.1 billion in the fourth quarter of 2003, essentially unchanged from 11.2 billion minutes in the third quarter of 2003, and a 30.6% increase from 8.5 billion minutes for the fourth quarter of 2002. Total minutes of use for the fiscal year 2003 were 41.7 billion, a 29.9% increase from 32.1 billion minutes of use for fiscal 2002.

Investor Call

Management is holding an investor conference call on Thursday, February 19, 2004 at 8:30 a.m. PT/11:30 a.m. ET to discuss the quarterly and year-end results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. A live webcast will be available on Pac-West's website at www.pacwest.com/investor. A replay will be available through March 4, 2004 by dialing 1-800-642-1687 or 706-645-9291 (ID# 4861253), or on Pac-West's website.

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on Pac-West's website at www.pacwest.com/investor/supplemental. Pac-West's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive local exchange carriers headquartered in California. Pac-West's network carries over 100 million minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "exp ect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the SEC on March 31, 2003, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; the declining rate at which reciprocal compensation payments are determined; regulatory and legal uncertainty with respect to reciprocal compensation payments received by us; the inability to expand our business as a result of the unavailability of funds to do so; failure to successfully implement our restructuring plan; the possible delisting of our common shares from the Nasdaq SmallCap Market, adverse affects on our operations as a result of the covenants in our senior notes indenture; competition from the ILECs and other competitors and potential competitors, including those competitors with lower cost structures.

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Pac-West Telecomm, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS: ($ thousands except per share amounts)	Three Months Ended December 31 (unaudited)		Year Ended December 31 (unaudited)	
	2003	**2002**	**2003**	**2002**
Revenues	$ 28,090	$ 48,306	$ 134,640	$ 164,098
Costs and expenses				
Network expenses	9,754	13,280	36,286	53,525
Selling, general and administrative	14,608	14,178	59,217	60,114
Depreciation and amortization	10,087	10,958	44,000	40,350
Restructuring and impairment charges	-	8,763	125	25,241
Total operating expenses	34,449	47,179	139,628	179,230
(Loss) income from operations	(6,359)	1,127	(4,988)	(15,132)
Interest expense, net	3,502	3,410	13,043	15,793
Loss (gain) on repurchase of bonds	3,689	(7,051)	3,689	(33,847)
Other income (loss)	-	(118)	(30)	(131)
(Loss) income before (benefit) provision for income taxes	(13,550)	4,650	(21,750)	2,791
(Benefit) provision for income taxes	(3,767)	1,489	(6,500)	745
Net (loss) income	$ (9,783)	$ 3,161	$ (15,250)	$ 2,046
Basic weighted average number of shares outstanding	36,528	36,401	36,481	36,308
Diluted weighted average number of shares outstanding	36,528	36,485	36,481	36,334
Basic and diluted net (loss) income per share	$ (0.27)	$ 0.09	$ (0.42)	$ 0.06

CONDENSED CONSOLIDATED BALANCE SHEETS:

($ thousands)	Dec. 31, 2003 (unaudited)	Dec. 31, 2002
Cash, cash equivalents and short-term investments	$ 34,657	$ 57,259
Trade accounts receivable, net	7,186	12,624
Other current assets	8,043	10,002
Total current assets	49,886	79,885
Property and equipment, net	121,211	159,355
Deferred financing costs, net	1,635	2,254
Other assets, net	943	1,522
Total assets	$ 173,675	$ 243,016
Accounts payable and accrued liabilities	$ 10.606	$ 28,486
Other current liabilities	11,957	19,579
Total current liabilities	22,563	48,065
Long-term debt	54,523	95,132
Capital lease payable	191	2,311
Deferred revenue	467	527
Deferred income taxes	3,467	9,745
Total liabilities	81,211	155,780
Stockholders' equity	92,464	87,236
Total liabilities and stockholders' equity	$ 173,675	$ 243,016